

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2024

Bert Nappier
Executive Vice President and Chief Financial Officer
Genuine Parts Company
2999 Wildwood Parkway
Atlanta, GA 30339

> **Re: Genuine Parts Company**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-05690**

Dear Bert Nappier:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services